

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2018

Mark McCamish, M.D, Ph.D.
President and Chief Executive Officer
Forty Seven, Inc.
1490 O'Brien Drive, Suit A
Menlo Park, CA
94025

   Re: Forty Seven, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted on April 30, 2018
     CIK No.0001667633

Dear Dr. McCamish:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Development Pipeline, page 2

1. We acknowledge your revised disclosure in response to prior comment 4, but it does not appear that you have chosen an indication yet for either of these two items. To the extent that you have not yet identified a product candidate and/or indication for these items, please revise your table here and in the Business section to remove these rows. In addition, please explain why the arrow for the avelumab combination trial indicates it is already in Phase 1 when you state on page 72 that it has not yet begun, and will be

initiated in the second half of 2018.

Prospectus Summary
5F9 Monotherapy, page 2

2.   We note your response to comment 1. Please delete the statements that the trials demonstrated stable response or revise the summary to clearly explain what constitutes a stable response. If you choose to retain the discussion in the summary, your summary discussion should be clear that there are instances of tumor growth that you consider "stable."

Use of Proceeds, page 55

3.   We note your revised disclosure in response to prior comment 7. Please revise your disclosure to clarify whether the two Phase 2 trials you reference are the two antibody combination trials.

Business
Our Lead Product Candidate, 5F9, page 75

4.   We acknowledge your revised disclosures in response to prior comment 3. However, we note that your disclosure regarding your Phase 1b/2 trial of 5F9 in combination with rituximab on page 77 continues to refer to results of efficacy. Please revise this disclosure to remove your conclusions of efficacy. Additionally, delete your opinion that CD47 can become an important immune-oncology therapy and has the potential to transform the treatment of cancer. The results of the trials should be limited to measurable results and should not include your opinions based on the results.

5.   We acknowledge your revised disclosures in response to prior comment 11. We also note that your website references NCRI as a partner for your AML monotherapy trial. Please describe the material terms of your agreement with NCRI.

    You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: John McKenna